UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

WALGREENS BOOTS ALLIANCE, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

931427108

(CUSIP Number)

Simone Retter

Alliance Santé Participations S.A.

14, avenue du X Septembre

L-2550 Luxembourg

Grand Duchy of Luxembourg

+ 352 27 99 01 03

With a copy to:

Ben Burman

Darrois Villey Maillot Brochier AARPI

69, avenue Victor Hugo

75116 Paris, France

+ 33 1 45 02 19 19

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 931427108	13D

1	Name of Reporting Person Sprint Acquisitions Holdings Limited (f/k/a AB Acquisitions Holdings Limited)

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Gibraltar

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.0% *

14	Type of Reporting Person (See Instructions) CO

*     This calculation is based on 1,085,656,081 shares of Common Stock, par value $0.01 per share, outstanding as of November 30, 2015, as reported by the Issuer in its proxy statement on Schedule 14A filed with the Securities and Exchange Commission on December 9, 2015.

CUSIP No. 931427108	13D

1	Name of Reporting Person Alliance Santé Participations S.A.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO, WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 140,992,525

	8	Shared Voting Power 0

	9	Sole Dispositive Power 140,992,525

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 140,992,525

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 13.0% *

14	Type of Reporting Person (See Instructions) CO

*     This calculation is based on 1,085,656,081 shares of Common Stock, par value $0.01 per share, outstanding as of November 30, 2015, as reported by the Issuer in its proxy statement on Schedule 14A filed with the Securities and Exchange Commission on December 9, 2015.

CUSIP No. 931427108	13D

1	Name of Reporting Person NEWCIP S.A.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 140,992,525

	8	Shared Voting Power 0

	9	Sole Dispositive Power 140,992,525

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 140,992,525

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 13.0% *

14	Type of Reporting Person (See Instructions) CO

*     This calculation is based on 1,085,656,081 shares of Common Stock, par value $0.01 per share, outstanding as of November 30, 2015, as reported by the Issuer in its proxy statement on Schedule 14A filed with the Securities and Exchange Commission on December 9, 2015.

CUSIP No. 931427108	13D

1	Name of Reporting Person Stefano Pessina

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO, PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Monaco

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 140,992,525

	8	Shared Voting Power 0

	9	Sole Dispositive Power 140,992,525

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 140,992,525

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 13.0% *

14	Type of Reporting Person (See Instructions) IN

*     This calculation is based on 1,085,656,081 shares of Common Stock, par value $0.01 per share, outstanding as of November 30, 2015, as reported by the Issuer in its proxy statement on Schedule 14A filed with the Securities and Exchange Commission on December 9, 2015.

Explanatory Note

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) is being filed by the Reporting Persons (as defined in the Existing Schedule 13D) and relates to the shares of common stock, par value $0.01 per share (the “Common Stock”), of Walgreens Boots Alliance, Inc., a Delaware corporation (the “Issuer”).  This Amendment No. 2 amends and supplements the Schedule 13D filed by the Reporting Persons with the United States Securities and Exchange Commission (the “SEC”) on December 31, 2014, as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Persons with the SEC on January 20, 2015 (as so amended, the “Existing Schedule 13D”).  Capitalized terms used in this Amendment No. 2 but not otherwise defined herein shall have the meanings ascribed to them in the Existing Schedule 13D.  Except as specifically amended hereby, items in the Existing Schedule 13D remain unchanged.

Item 2.  Identity and Background.

Item 2 of the Existing Schedule 13D is amended and restated in its entirety as follows:

(a)    This Schedule 13D is being filed by:

(i)                 Sprint Acquisitions Holdings Limited (formerly known as AB Acquisitions Holdings Limited), a private limited liability company incorporated under the laws of Gibraltar with a registered address at 57/63 Line Wall Road, Gibraltar and registered with the Gibraltar company registry under No. 98476 (“Gibco” or “AB Gibco” in the Existing Schedule 13D);

(ii)              Alliance Santé Participations S.A., a Luxembourg corporation (société anonyme) with a registered address at 14, avenue du X Septembre, L-2550 Luxembourg and registered with the Luxembourg Registry of Companies and Commerce under B 51280 (“ASP”);

(iii)           NEWCIP S.A., a Luxembourg corporation (société anonyme) with a registered address at 14, avenue du X Septembre, L-2550 Luxembourg and registered with the Luxembourg Registry of Companies and Commerce under B 123006 (“NEWCIP”); and

(iv)          Stefano Pessina, a citizen of Monaco (“Pessina”).

ASP, NEWCIP and Pessina are collectively referred to herein as the “Pessina Reporting Persons”, and, together with Gibco, are collectively referred to herein as the “Reporting Persons”.

The shares of Common Stock reported as beneficially owned with sole voting and sole dispositive power by the Pessina Reporting Persons are held of record by ASP.  As of December 31, 2015, Gibco no longer beneficially owned any shares of Common Stock.

NEWCIP is the sole shareholder of ASP and Pessina holds 100% voting control over NEWCIP.  Gibco is jointly controlled by Pessina (indirectly through his control of NEWCIP and ASP), and the KKR Investors.  ASP holds of record 50% of the voting power of Gibco.  The KKR Investors (as defined below) hold of record 50% of the voting power of Gibco.  As used in this Statement, the “KKR Investors” means KKR Sprint (European II) Limited, KKR Sprint (2006) Limited and KKR Sprint (KPE) Limited, each of which is a Cayman Islands exempted limited company.

Attached as Annex A hereto and incorporated herein by reference is a list containing the (a) name, (b) residence or business address, (c) present principal occupation or employment and the name, principal business address of any corporation or other organization in which such employment is conducted, and (d) citizenship, in each case of each director and executive officer of the Reporting Persons, as applicable.

(b)             The principal business address of Gibco is at 57/63 Line Wall Road, Gibraltar GX11 1AA. The principal business address of ASP and NEWCIP is at 14, avenue du X Septembre, L-2550 Luxembourg, Grand Duchy of Luxembourg. The business address of Pessina is at 24 Boulevard du Ténao, Monte Carlo, 98000 Monaco.

(c)              Gibco is principally engaged in the business of investing in and holding the securities of subsidiary undertakings, including (prior to the Second Step Acquisition on December 31, 2014) Alliance Boots GmbH, a private limited liability company incorporated under the laws of Switzerland, having its registered office at Untermattweg 8, 3027 Bern, Switzerland and registered with the Registry of Companies and Commerce of the Canton of Zug under No. CH-170.4.007-953-1 (“Alliance Boots”).

The principal business of ASP and NEWCIP is the holding of investments. The principal business occupation of Pessina is as the Chief Executive Officer of the Issuer.  Since August 2, 2012, Pessina has also been a member of the Board of the Original Issuer and, effective as of the effective time of the Reorganization, of the Issuer.

(d), (e)             During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed in Annex A has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and none has been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

(f)               Gibco is incorporated under the laws of Gibraltar. Each of ASP and NEWCIP is incorporated under the laws of Luxembourg.  Pessina is a citizen of Monaco.

Item 3.                           Source and Amount of Funds or Other Consideration.

Item 3 of the Existing Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Pursuant to the Purchase Agreement, as soon as practicable (but in no event more than 20 business days) after the closing of the Second Step Acquisition, Gibco was required to deliver to its direct and indirect investors a written plan of delivery with respect to the Second Step Purchase Proceeds, including any election mechanism (the “Plan of Delivery”).  On January 4, 2015, Gibco delivered the Plan of Delivery to its direct and indirect investors.  Pursuant to the Plan of Delivery, direct and indirect investors in Gibco (other than affiliates of KKR) were permitted to make an election (an “Additional Cash Election”) whereby they could choose to receive a greater amount of cash in lieu of some or all of their pro rata allocable share of the Common Stock received by Gibco at the closing of the Second Step Acquisition.  To the extent such investors made an Additional Cash Election, subject to a limit of $1 billion, ASP undertook to increase proportionately its allocable share of the Common Stock received by Gibco.  As of January 20, 2015, on completion of the return of their allocable share of the Second Step Cash Consideration to the direct and indirect investors in Gibco, after giving effect to the Additional Cash Elections made,

ASP (and indirectly the other Pessina Reporting Persons) had a pecuniary interest in 63,162,110 of the 139,689,339 shares of Common Stock held directly and of record by Gibco.

On November 20, 2015, for aggregate consideration of $192,076,896.19, ASP acquired from various direct and indirect co-investors in Gibco additional direct and indirect interests in the class of Gibco shares with an economic interest in the 139,689,339 WBA shares held by Gibco.  As a result of these acquisitions, and the simultaneous receipt of additional indirect interests relating to certain previously existing rights, ASP (and indirectly the other Pessina Reporting Persons) acquired a pecuniary interest in an additional 2,333,988 of the 139,689,339 shares of Common Stock held directly and of record by Gibco.

On December 31, 2015, Gibco distributed the 139,689,339 shares of Common Stock issued to Gibco in the Second Step Acquisition.  In connection with such distribution, ASP received 66,695,655 shares of Common Stock in respect of its direct or indirect interests in the 139,689,339 shares of Common Stock issued to Gibco in the Second Step Acquisition.

Item 4.         Purpose of Transaction.

Item 4 of the Existing Schedule 13D is hereby amended and restated in its entirety to read as follows:

The information set forth under Items 3 and 6 is hereby incorporated by reference.

The Pessina Reporting Persons currently intend to hold the shares of Common Stock, held of record by ASP, for the long term.  However, the Pessina Reporting Persons will review on an ongoing and continuing basis their investment in the Issuer.  Depending upon the factors discussed below, the Pessina Reporting Persons (subject to applicable law and the contractual restrictions described herein) may acquire additional shares of Common Stock or other securities of the Issuer or may sell shares of Common Stock or other securities of the Issuer.  Further, subject to applicable law and compliance with the Issuer’s securities trading policies and procedures binding on Pessina, the Pessina Reporting Persons may enter into derivative transactions or alternative structures with respect to the shares of Common Stock or the economic or voting rights attached thereto.  Subject to applicable law and the contractual restrictions described herein, any open market or privately negotiated purchases, sales, distributions or other transactions may be made at any time without additional prior notice.  Any alternative that the Pessina Reporting Persons may pursue will depend upon a variety of factors, including without limitation, current and anticipated future trading prices of the shares of Common Stock or other securities of the Issuer, the financial condition, results of operations and prospects of the Issuer and general economic, financial market and industry conditions, other investment and business opportunities available to the Pessina Reporting Persons, general stock market and economic conditions, tax considerations and other factors.

In his capacity as the Chief Executive Officer of the Issuer, Pessina takes an active role in working with the Issuer’s management on operational, financial and strategic initiatives.  As part of the ongoing evaluation of this investment and investment alternatives, Pessina may consider such matters and, subject to applicable law, fiduciary duties and contractual restrictions, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, other stockholders of the Issuer or other third parties regarding such matters.

Except as set forth in this Statement, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons listed in Annex A hereto, has any specific plans or proposals that relate to or would result in any of the transactions involving the Issuer described in subparagraphs (a) through (j) of Item 4 of Schedule 13D; however, the Reporting Persons or persons listed in Annex A hereto may from time to time consider pursuing or proposing any or all of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.                           Interest in Securities of the Issuer.

Item 5 of the Existing Schedule 13D is hereby amended and restated in its entirety to read as follows:

The ownership percentages set forth below are based on is based on 1,085,656,081 shares of Common Stock, par value $0.01 per share, outstanding as of November 30, 2015, as reported by the Issuer in its proxy statement on Schedule 14A filed with the Securities and Exchange Commission on December 9, 2015.

(a)             The Pessina Reporting Persons beneficially own an aggregate of 140,992,525 shares of Common Stock, which represent, in the aggregate, approximately, 13.0% of the outstanding shares of Common Stock.  The 140,992,525 shares of Common Stock are held directly and of record by ASP.  The number does not include 95,167 restricted stock units (being 93,608 restricted stock units awarded to Pessina on January 15, 2015 and 1,559 dividend equivalents with respect to that award) which will not vest until January 15, 2018, being the third anniversary of the award.  The number of shares of Common Stock beneficially owned by the persons listed in Annex A is set forth therein and is incorporated herein by reference.

(b)             ASP has the sole power to vote and the sole power to dispose of the 140,992,525 shares of Common Stock held directly and of record by ASP, which shares represent approximately 13.0% of the outstanding shares of Common Stock.  NEWCIP is the sole shareholder of ASP and Pessina holds 100% voting control over NEWCIP; accordingly each of NEWCIP and Pessina may be deemed to be the beneficial owner of the 140,992,525 shares of Common Stock held directly and of record by ASP.

As of December 31, 2015, Gibco no longer beneficially owned any shares of Common Stock.

The information with respect to the voting and dispositive power of the shares of Common Stock beneficially owned by the persons listed in Annex A is set forth therein and is incorporated herein by reference.

(c)              Other than as described elsewhere in this Schedule 13D, the Reporting Persons and, to the knowledge of the Reporting Persons, the persons listed in Annex A hereto have effected no transactions in shares of Common Stock in the past 60 days.

(d)             Other than the Reporting Persons and the persons listed in Annex A hereto, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Reporting Persons’ securities or, to the knowledge of the Reporting Persons, the securities of the persons listed in Annex A hereto, respectively.

(e)              As of December 31, 2015, Gibco no longer beneficially owned any shares of Common Stock.

Item 6.                           Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Existing Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

The information set forth in Items 3 and 4 of this Schedule 13D is incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 31, 2015

SPRINT ACQUISITIONS HOLDINGS LIMITED

By:	/S/ VIKRAM NAGRANI
Name: Vikram Nagrani
Title: Director

/S/ JUAN X. CHINCOTTA
Name: Juan X. Chincotta
Title: Director

ALLIANCE SANTÉ PARTICIPATIONS S.A.

By:	/S/ STEFANO PESSINA
Name: Stefano Pessina
Title: Administrateur (Director)

NEWCIP S.A.

By:	/S/ STEFANO PESSINA
Name: Stefano Pessina
Title: Administrateur (Director)

/S/ STEFANO PESSINA
STEFANO PESSINA

ANNEX A

SPRINT ACQUISITIONS HOLDINGS LIMITED

Directors

Stefano Pessina

Business Address: 24 Boulevard du Ténao, Monte Carlo, 98000 Monaco.

Citizenship: Monaco.

Present Principal Occupation: Chief Executive Officer, Walgreens Boots Alliance, Inc.

Beneficial Ownership of Issuer: See cover page for Stefano Pessina and Item 5 of the Statement.

Ornella Barra

Business Address: 24 Boulevard du Ténao, Monte Carlo, 98000 Monaco.

Citizenship: Monaco.

Present Principal Occupation: Executive Vice President, Walgreens Boots Alliance, Inc. and President and Chief Executive Officer of Global Wholesale and International Retail

Beneficial Ownership of Issuer: 1,573,438; approximately 0.14% of outstanding shares.(1)(2)

Marco Pagni

Business address: Sedley Place, 4th Floor, 361 Oxford Street, London W1C 2JL, United Kingdom

Citizenship: United Kingdom

Present Principal Occupation: Executive Vice President and Global Chief Legal and Administrative Officer of Walgreens Boots Alliance, Inc.

Beneficial Ownership of Issuer: 426,983 shares; less than 0.1% of outstanding shares.(1)(3)

Dominic P. Murphy

Business address: Stirling Square, 7 Carlton Gardens, London SW1Y 5AD, United Kingdom

Citizenship: Republic of Ireland

Present Principal Occupation: Individual Partner, Kohlberg Kravis Roberts & Co. Partners LLP.

Beneficial Ownership of Issuer: 798 shares; less than 0.1% of outstanding shares.(1)(4)

Mattia Caprioli

Business address: Stirling Square, 7 Carlton Gardens, London SW1Y 5AD, United Kingdom

Citizenship: Italy

Present Principal Occupation: Individual Partner, Kohlberg Kravis Roberts & Co. Partners LLP

Beneficial Ownership of Issuer: 0 shares.

Vikram Nagrani

Business address: c/o Sprint Acquisitions Holdings Limited, 57/63 Line Wall Road, Gibraltar

Citizenship: United Kingdom

Present Principal Occupation: Lawyer, Hassans

Beneficial Ownership of Issuer: 0 shares.

Juan X. Chincotta

Business address: c/o Sprint Acquisitions Holdings Limited, 57/63 Line Wall Road, Gibraltar

Citizenship: United Kingdom

Present Principal Occupation: Lawyer, Hassans

Beneficial Ownership of Issuer: 0 shares.

Wolfgang Zettel

Business address: 59, rue de Rollingergrund, L-2440 Luxembourg, Grand Duchy of Luxembourg

Citizenship: Federal Republic of Germany

Present Principal Occupation: Director, AVEGA S.à r.l

Beneficial Ownership of Issuer: 0 shares.

Other than the foregoing, Sprint Acquisitions Holdings Limited has no other directors or executive officers.

Notes:

(1)         Ownership percentages are based on 1,085,656,081 shares of Common Stock, par value $0.01 per share, outstanding as of November 30, 2015, as reported by the Issuer in its proxy statement on Schedule 14A filed with the Securities and Exchange Commission on December 9, 2015.

(2)         Shares of Common Stock beneficially owned are held of record by Ms. Barra who acquired them as follows: (i) 295,257 shares of Common Stock in connection with the First Step Acquisition in consideration of Ms. Barra’s participation in the Alliance Boots Management Equity Plan; (ii) 366,094 shares of Common Stock as a return of Purchase Proceeds by Gibco contemporaneous with the First Step Acquisition in respect of Ms. Barra’s indirect investment in Gibco; (iii) 480,113 shares of Common Stock in connection with the Second Step Acquisition in consideration of Ms. Barra’s participation in the Alliance Boots Management Equity Plan; (iv) 26,166 shares of Common Stock in connection with a share award under the Alliance Boots 2012 Long-Term Incentive Plan; and (v) 405,808 shares of Common Stock in connection with the distribution by Gibco on December 31, 2015 of the 139,689,339 shares of Common Stock issued to Gibco in the Second Step Acquisition in respect of Ms. Barra’s indirect investment in Gibco.  Ms. Barra has sole voting and dispositive power with respect to the shares of Common Stock she holds.

(3)         Shares of Common Stock beneficially owned by Mr. Pagni were acquired as follows: (i) 155,640 shares of Common Stock in connection with the First Step Acquisition in consideration of Mr. Pagni’s participation in the Alliance Boots Management Equity Plan; and (ii) 271,343 shares of Common Stock in connection with the Second Step Acquisition in consideration of Mr. Pagni’s participation in the Alliance Boots Management Equity Plan.  The figure does not include 35,726 shares of Common Stock beneficially owned by Mr. Pagni’s wife, with respect to which Mr. Pagni disclaims beneficial ownership.  Mr. Pagni has sole voting and dispositive power with respect to the 426,983 shares of Common Stock he beneficially owns.

(4)         Does not include 10,420 deferred stock units issued under the 2013 Omnibus Incentive Plan and the former Nonemployee Director Stock Plan.  These units convert into the cash value of a share of Common Stock on a one-to-one basis and are settled in two installments, the first occurring within 30 days of termination as a director, and the second, one year after the first settlement date.

ALLIANCE SANTÉ PARTICIPATIONS S.A. AND NEWCIP S.A.

The directors of Alliance Santé Participations S.A. are the same individuals as the directors of NEWCIP S.A.

Directors

Stefano Pessina

See above

Ornella Barra

See above

Jean-Paul Goerens

Business Address:  14, avenue du X Septembre, L-2550 Luxembourg, Grand Duchy of Luxembourg.

Citizenship: Luxembourg.

Present Principal Occupation: Self-employed lawyer.

Beneficial Ownership of Issuer: 183,195 shares;(2) in addition, Mr. Goerens has shared beneficial ownership over a further 5,000 shares.(1)

Simone Retter

Business Address:  14, avenue du X Septembre, L-2550 Luxembourg, Grand Duchy of Luxembourg.

Citizenship: Luxembourg.

Present Principal Occupation: Self-employed lawyer.

Beneficial Ownership of Issuer: 183,195 shares;(2) in addition, Ms. Retter beneficially owns a further 1,500 shares; less than 0.1% of outstanding shares.(1)

Other than the foregoing, neither Alliance Santé Participations S.A. nor NEWCIP S.A. has any other directors or executive officers.

Notes:

(1)         Ownership percentages are based on 1,085,656,081 shares of Common Stock, par value $0.01 per share, outstanding as of November 30, 2015, as reported by the Issuer in its proxy statement on Schedule 14A filed with the Securities and Exchange Commission on December 9, 2015.

(2)         The shares of Common Stock beneficially owned are held of record by SJ Ventures Ltd which acquired (i) 23,493 shares of Common Stock as a return of First Step Purchase Proceeds by Gibco contemporaneous with the First Step Acquisition in respect of its indirect investment in Gibco and (ii) 159,702 shares of Common Stock in connection with the distribution by Gibco on December 31, 2015 of the 139,689,339 shares of Common Stock issued to Gibco in the Second Step Acquisition in respect of SJ Ventures Ltd’s indirect investment in Gibco.  Mr. Goerens has approximately a 92% pecuniary interest in the shares held by SJ Ventures Ltd and Ms. Retter has approximately an 8% pecuniary interest in the shares held by SJ Ventures Ltd.